Issuer Free Writing Prospectus

Dated August 5, 2020

Filed pursuant to Rule 433 under the Securities Act of 1933, as amended

Supplementing the preliminary prospectus dated August 4, 2020

Registration No. 333-239944

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Roth Capital Partners at 800-678-9147, or writing to Roth Capital Partners at 888 San Clemente, Newport Beach, CA 92660, Attn: Prospectus Department, or emailing rothecm@roth.com.

REMARK HOLDINGS

Summer 2020
Investor Presentation

NASDAQ: MARK


Artificial Intelligence and Data Analytics Solutions for the BioSafety,Retail, Workplace / Public Safety, and Smart City Markets

Cautionary Note Regarding Forward-Looking Statements

This presentation contains "forward-looking statements," as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be in the future tense, and often include words such as "anticipate", "expect", "project", "believe", "plan", "estimate", "intend", "will" and "may". These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Remark Holdings. Relevant risks and uncertainties include those referenced in Remark Holdings' filings with the SEC, and include but are not limited to: its losses and need to raise capital; its ability to procure content and monetize audiences; recent and future changes in technology, services and standards; a disruption or failure of its or its vendors' network and information systems or other technology relied on by Remark Holdings; changes in consumer behavior, including changes in spending behavior and changes in when, where and how content is consumed; the popularity of its products and services; changes in its plans, initiatives and strategies, and consumer acceptance thereof; competitive pressures, including as a result of user fragmentation and changes in technology; changes in advertising market conditions or advertising expenditures due to, among other things, economic conditions, changes in consumer behavior, pressure from public interest groups, changes in laws and regulations and other societal or political developments; piracy and Remark Holdings' ability to exploit and protect its intellectual property rights in and to its content and other products; restrictions on intellectual property under agreements with third parties; challenges inherent in developing an online business; reliance on key personnel; risks of business in foreign countries, notably China, including obtaining regulatory approvals and adjusting to changing political and economic policies; governmental laws and regulations, including unclear and changing laws and regulations related to the Internet sector in foreign countries, especially China; general industry conditions and competition; and general economic conditions, such as advertising rate, interest rate and currency exchange rate fluctuations. These risks and uncertainties could cause the company's actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Remark Holdings assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

TOC

Who We Are

DIVERSIFIED GLOBAL TECHNOLOGY COMPANY WITH LEADING ARTIFICIAL INTELLIGENCE SOLUTIONS AND PORTFOLIO OF DIGITAL MEDIA PROPERTIES

Remark BioSafety
Recently launched in the United States to help protect employees, customers, and businesses from individuals showing feverish symptoms

Remark AI
Remark AI – Proven technology and tailored applications launched in the retail (supermarkets and shopping centers), workplace and food safety (construction / restaurant kitchens), and Smart City (Traffic Management, Taxi Fleet Management, Public Safety) spaces

Digital Media Portfolio
Digital Media Portfolio – Minority ownership in Sharecare, Inc., an established health and wellness platform with 100MM users, Remark Entertainment and Bikini.com

REMARK AI

Investment Highlights

- Artificial Intelligence Technology Pioneer with Real Time Applications.
- Contactless provider of AI-Powered BioSafety Solutions. Offering highly secure, fast, and accurate fever scanning solutions built on a world-class AI platform and providing the first line of defense where people can safely live, work, and play.
- Ranked Top 20 in the world in the NIST Facial Recognition in the Wild Test, ahead of Private Market Comparable Companies valued at greater than $1 Billion.
- Delivers Return on Investment for Customers due to Increased Revenue Conversion and reduced expenses through the intelligent automation of tedious tasks.
- Sharecare ownership stake represents future value creation via monetization of non-strategic asset.

Remark BioSafety – Industries Served



CASINOS & ENTERTAINMENT VENUES



HOTELS & OFFICES



MEDICAL CENTERS & PUBLIC SAFETY LOCATIONS

Remark BioSafety – Screening Solutions



Smart Thermal Kit

- Rapid Fever Screening



Smart Thermal Pad

- With Access Control



Thermal Imaging Camera Helmet

- Crowd Patrol

Remark BioSafety – Fever Detection - Kit

A bi-spectral thermal camera coupled with intelligent identification and the tracking of people with high temperature (up to 120 people per minute) in the camera field of view.

The built-in sophisticated algorithm identifies and transfers images of subjects with fever, while issuing real-time detection alerts.

The system can be mounted on walls, tripods, or ceilings to scan a wider area.



Black Body Calibrator
Reference Infrared
Thermal Imaging Camera
Transmit Image with temperature
Remark AI detects individuals with abnormal temperature in real time

Remark BioSafety - Technology

Thermal Imaging & Facial Recognition

The thermal imaging coupled with face recognition gives you the ability to merge people's tracks with Face ID and temperature.

The REMARK AI TK-I is used to scan high traffic areas for feverish symptoms, while identifying and tracking the subjects. The person showing an abnormal temperature is detected and automatically identified and tracked, while an alert is sent to the system user for further inspection.

AI FEATURES

Face detection (Face Detection and Temperature Measurement inside Face Area)

Face counting

Face recognition (optional module to add)

Mask wearing classification (optional module to add)


Safe
Touch free safe access control and monitoring
Accurate
Camera 6

Remark BioSafety – Key Features

- ✓ Non-contact temperature screening
- ✓ Wide area detection
- ✓ Multi-point temperature measuring
- ✓ 4MP resolution in optical channel
- ✓ Temperature accuracy : ± 0.3° C
- ✓ IP66 Standard for camera
- ✓ 3D DNR, image detail enhancement
- ✓ Distance 1 m – 8m
- ✓ Ideal Distance 2m – 5m
- ✓ 120 people detected per minute



Thermal Camera
2m
Distance to Thermal detection area is 3m

Remark AI - Industries We Serve



RETAIL



WORKPLACE & FOOD SAFETY



SMART CITY & PUBLIC SAFETY

Remark AI Rankings as of June 2019 NIST (National Institute of Standards and Technology) Wild Image Accuracy Test

	RANK (Wild)
Remark AI	**18**
YITU	27
anyvision	54
Face++	74
sensetime	84

Remark AI achieves Top 20 Ranking on the National Institute of Standards and Technology (NIST)'s Facial Recognition Vendor Test (FRVT)

Remark AI
Service Platform

The Wild Image Accuracy Test

Wild Image recognition is generally considered the most challenging area for facial recognition technologies and is also considered one of the key factors to measure how good the facial recognition performance is in industrial use cases (PR Newswire April 23, 2019)

Source: Ongoing Face Recognition Vendor Test (FRVT).

REMARK AI BUSINESS MODEL

Tapping the power of AI to deliver accessible and practical solutions at reasonable cost

- Rapid Deployment
- Highly Accurate And Actionable Results
- Recurring License Fees
- Modest Incremental Expenses
- Profitable Cash Flows As Scale Is Achieved

REMARK AI

Industries







RETAIL

Utilizing existing cameras and strategic sensors placed throughout the store, Remark AI swiftly analyzes real time customer shopping behavior such as time of store entry and shelf browsing habits, and provides managers with a customer heatmap that reflects traffic patterns. Purchase history is also analyzed leading to relevant offers for future purchase conversions.

Customers are rewarded for their loyalty and repeat visits, through special VIP status that brings customized promotions and coupons along with attentive customer service.

Retailers and Store Managers are able to make better data driven decisions regarding store layout, item placement, as well as pricing strategy.

WORKPLACE & FOOD SAFETY

- Ensures workers are wearing proper safety gear.
- Ensures kitchen staff are complying with local health codes.
- Frictionless entry at construction sites.
- Hours automatically logged into system upon facial recognition authentication and check-in.
- Real time project completion modeling tied to deadlines and costs.

SMART CITY & PUBLIC SAFETY

- Traffic and fleet management.
- Provides surveillance for traffic violations.
- Ensures vehicles are properly registered.
- Predicts road condition changes and traffic congestion; provides hazard alerts.
- Flags unusual behavior by individuals, eg., dropped bags or loitering in public areas.

REMARK AI RETAIL SOLUTIONS

Remark AI gives retailers an edge by providing real-time customer analytics from the moment the customer enters the store through final purchase and every activity in between.



Utilizing high-tech cameras and visual sensors placed throughout the store, Remark AI intelligently analyzes customer shopping behavior such as time of store entry, browsing habits and walking pattern along with number of visits, whether they're a member or VIP as well as their purchase history.

Remark AI provides the retailer with robust analytics to help make intelligent decisions about store layout and item placement and promotions while keeping the customer's identity anonymous.

Retailers experience improved efficiency and higher sales while customers enjoy improved and personalized service.

With full customer anonymity

Privacy and security are important to Remark AI. This technology collects data for the express purpose of analyzing customer profiles and behavior to bring consumers the best and most efficient shopping experience. Any information gathered is kept private - limited to each store's network. It is not shared or sold to anyone else.

Case Study

Remark AI won the Master Retail Contract to transform China's top global telecom provider's 17,000 corporate stores into SMART retail stores.

After interviewing many AI companies, Remark's successful track record of its core AI technology in other major retail markets convinced Hanvon to collaborate with Remark on the 3-year project to transform China's largest telecom provider's 17,000 retail stores into Smart Stores.

Winning this important contract and the expanded collaboration with Hanvon is further validation of Remark AI's high quality AI technology and retail experience to provide value-enhancing solutions.

We are fortunate that the largest telecom operator in China saw that our collaborative AI smart store solution drives an immediate return on investment. The success of this project with the largest telecom operator will drive further business with its competitors, including the 2nd largest telecom operator, who desires the same benefits and return on investment.

Li Bing, Vice President of Hanvon Technology



中国移动通信
CHINA MOBILE
China Mobile

- Greatly improve customer service through an online appointment booking system that updates customers of their cue status in real-time.
- VIP customer value added target marketing that increase sales conversions through real-time personalized marketing and service recommendations based on purchase history.
- In-store customer management system that increase sales conversions by predicting shopping behavior through foot traffic heatmap analytics.
- Reduce store operating costs through Remark AI's self-service smart terminals that automate 70% of retail store transactions such as card replacement, account refill and phone payments.

Case Study

Remark AI empowered a traditional retail store by optimizing its product layout after analyzing customer traffic patterns and shopping behavior, which ultimately increased profits while improving operation efficiency.





Intelligent Customer Flow Analysis



Intelligent Membership Management



Total Customer Flow Analysis

REMARK AI SOLUTIONS

Smart City and Public Safety

Big Data Analysis – predicts road condition changes, analyzes urban functional zones, and assists in urban traffic road planning.

Traffic Violation Monitoring	Road condition Monitoring	Intelligence Analysis	Big Data Analysis
Automatically detects, captures, and obtains evidence; assists in detecting traffic violations such as running red lights, prohibited turns and line crossing, driving in the wrong direction, illegal parking, and breaking the speed limit.	Detection of traffic congestion, traffic anomaly monitoring, and traffic condition analysis.	Tracking and behavior analysis of vehicle targets, detects illegal behaviors such as vehicles with counterfeit registration plates, and provides accompanying vehicle analysis, correlation analysis and general vehicle surveillance.	Predicts road condition changes, analyzes urban functional zones, and assists in urban traffic road planning.

Automatically detects, captures, and obtains evidence. Assists in detecting traffic violations

Case Study

Remark AI Partners with Tongyue Technologies to aid teachers in detecting childhood illnesses in Kindergarten classrooms.

Tongyue's recent launch of its Kindergarten Medical Robot utilizes Remark AI's core technology to identify a student's health condition within 10 seconds, thereby preventing the spread of potentially infectious diseases.

Initially launching in Hangzhou province in 30 kindergarten classrooms representing over 12,000 students, the partnership will next deploy to over 500 kindergarten classrooms in the Hangzhou province, representing over 200,000 students.

> We are pleased to partner with Tongyue to add Smart AI capabilities to their Medical Robot geared towards detecting diseases among kindergarten students before it spreads. This feature complements our current products which are designed to relieve the routine tasks and burdens experienced by teachers in keeping track of student attendance while maintaining school safety
>
> *Kai-Shing Tao, Chairman and Chief Executive Officer of Remark Holdings.*



- Can detect weight, height, and body temperature of a child and determines their health condition within 10 seconds, alerting teachers and school officials of a potentially serious infectious disease before it has the opportunity to spread.
- Relieves a teacher's current daily burden of manually performing physical checkups of every kindergarten student in their classroom freeing them up for more important tasks.
- The daily physical examination data is automatically transmitted to the local Center for Disease Control ("CDC"), as well as kept for both school and parental records.

Case Study

Smart Campus Solution in the Hangzhou Primary School System in Hangzhou, China.

Remark AI developed its Smart Campus Solution in response to a Work Focus Mandate by the Chinese Ministry of Education and State Council to modernize China's 400,000 secondary school campuses with the latest AI technologies to improve campus safety, increase student attendance, and drive interactive, performance-driven learning.

Remark AI Smart Campus Solution reduced statistical errors in attendance records compared to the old manual tracking process, all while reducing cost and allowing teachers and school administrators to focus on the students.

Parents can also check in on their children through Remark AI's real-time video monitoring and alerts via the commonly-used WeChat and DingTalk apps. Teachers too can receive real-time alerts of their student's location and related activities.

> **We are pleased with the initial success of our AI solution for school administration and campus safety, and that it has helped the primary school in Hangzhou to comply with the China Education Ministry's mandate**
>
> *Kai-Shing Tao, Chairman and Chief Executive Officer of Remark Holdings.*



The Smart Campus Solution uses facial recognition and object recognition technology to:

- automate student attendance check-in and out at the school's entry and exit points.
- control access to dormitories, laboratories and libraries.
- alert school administrators of unauthorized persons who have trespassed on the school campus.
- ensure students are released only to parents or other pre-approved individuals.
- monitor for unauthorized objects, such as weapons, brought into school buildings.

REMARK AI SOLUTIONS

Workplace & Food Safety

Construction
Coal and mining industries
Inspection
Chemical plants
Farms



Core Function

- Real-time monitoring for helmet wearing.
- Real-time monitoring and early warning for unauthorized access to targeted areas.
- Intelligent visual supervision to increase safety during construction.

Case Study

Case Study - Food and Drug Industry Supervision Platform

In cooperation with the food and drug supervision of a district in Shanghai, the intelligent kitchen management system covered the shop 24/7 and identified some violations. After confirming the violations, the management system sent reports to the district administration system, which enhanced overall supervision in the district accordingly. The efficiency of this system has been recognized and praised by users.











Remark Holdings – Digital Media Portfolio

sharecare

BIKINI.COM

REMARK ENTERTAINMENT

SHARECARE

BIKINI.COM

REMARK ENTERTAINMENT

Sharecare Provides Monetization Opportunity

HISTORY: Jeff Arnold (Remark) and Dr. Oz co-founded Sharecare, Inc. in 2009

SHARECARE: Digital platform allowing people to aggregate, manage and navigate their personal healthcare information so that they can manage all of their healthcare needs in one place

BACKGROUND: Remark originally led technology platform development

POSITION: An ownership interest in issued stock with board representation

RECENT DEVELOPMENTS: In 2019 Sharecare signed strategic partnerships and received strategic investments from Quest Diagnostics, Walmart, AFLAC Ventures and Blue Cross Blue Shield of Arizona.

In 2020, Sharecare has made several acquisitions including MindSciences and Visualize Health.

sharecare


Live Your
Healthiest Life

(1) Found at http://www.springhillhomepage.com/sharecare-healthways-working-on-post-acquisition-transition/

PARTNERSHIPS & INVESTORS

- SONY
- HARPO STUDIOS
- Tomorrow Ventures
- NeV New Evolution Ventures
- HEARST magazines digital media
- HERITAGE GROUP Partners in Healthcare
- CLARITAS CAPITAL
- GALEN PARTNERS
- HMC

REMARK HOLDINGS


THANK YOU

NASDAQ: MARK